Exhibit 99.1

Aris Mining COMPLETES ACQUISITION TO INCREASE OWNERSHIP
IN SOTO NORTE GOLD-COPPER PROJECT TO 51%

Vancouver, Canada, June 28, 2024 - Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE-A: ARMN) announces that, further to the Company’s news release of May 23, 2024, it has closed the acquisition of an additional 31% interest in the Soto Norte gold-copper project in Colombia (Soto Norte or PSN), increasing its total ownership in the joint venture to 51%. Soto Norte is one of the largest undeveloped underground gold projects in South America.

As consideration for the additional 31% interest of PSN:

•	Aris Mining has issued 15,750,000 shares to a wholly-owned subsidiary of the Abu Dhabi based investment company Mubadala Investment Company PJSC (Mubadala), which shares will be subject to a 12-month hold period.
•	An additional 6,000,000 shares will be issued to Mubadala on receipt of an environmental license for PSN.
•	Mubadala is retaining a 49% interest in PSN. Aris Mining will sole fund certain operating costs on behalf of the joint venture during the pre-licensing period. Non-operating and project construction costs will be funded on a pro-rata ownership basis.

In March 2022, Aris Mining disclosed the results of mineral resource and reserve estimates and a Feasibility Study for the Soto Norte Gold Project in a NI 43-101 compliant Technical Report with an effective date of January 1, 2021 (the Feasibility Study). The Feasibility Study includes a 7,200 tonnes per day capacity processing plant with average annual production of over 450,000 gold ounces (oz) over an 11-year production period at average all in sustaining costs (AISC) of US$471/oz from a 5.0 million ounce mineral reserve1.

In 2023, Aris Mining completed a technical and economic assessment of PSN that considered a scaled-down mining concept. To confirm and optimize our assessments and streamline permitting processes, we have decided to undertake Feasibility Study level work on a new, smaller scale development plan with optimizations including: (i) reducing the environmental footprint, (ii) building a smaller processing plant with a longer operating life, (iii) adopting a flexible mining method to target higher-grade material earlier in the mine life, (iv) installing a paste backfill plant to minimize surface tailings storage requirements and, (v) replacing the 6.9 km tunnel to connect the mine and the processing plant site with an aerial ropeway, a material movement approach utilized in Colombia and other jurisdictions.

The Soto Norte region in Colombia is a significant mining district, hosting numerous small-scale mining operations. Aris Mining's partnership model, successfully implemented at its Segovia Operations, increases gold production while benefiting contract mining partners, the Government, and the environment. The new development plan for PSN will integrate processing solutions for local contract mining partners. By supporting the formalization of traditional miners into contract mining partners, Aris Mining aims to enhance economic development and environmental practices at Soto Norte.

1 See “Technical Disclosure and Qualified Person” section for full disclosure of the technical and scientific details.

1	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Technical Disclosure and Qualified Person

The technical information in this news release was reviewed and approved by Pamela De Mark, P.Geo, Senior Vice President, Geology and Exploration of Aris Mining, who is a Qualified Person as defined by NI 43-101. Unless otherwise indicated, the mineral resource and reserve estimates, scientific disclosure, and technical information included in this news release are based upon information included in the following NI 43-101 compliant technical report: “NI 43-101 Technical Report Feasibility Study of the Soto Norte Gold Project, Santander, Colombia”, dated March 21, 2022 with an effective date of January 1, 2021 (the Soto Norte Technical Report). The Soto Norte Technical Report was prepared by Ben Parsons, MSc, MAusIMM (CP), Chris Bray, BEng, MAusIMM (CP), Dr John Willis PhD, BE (MET), MAusIMM (CP), and Dr Henri Sangam, Ph.D., P.Eng., each of whom is independent of Aris Mining within the meaning of NI 43-101 and is a “Qualified Person” as such term is defined in NI 43-101. The report was also prepared by Robert Anderson, P.Eng., a Qualified Person who is considered non-independent of Aris Mining. The Soto Norte Technical Report is available for download on Aris Mining's website at www.aris-mining.com and on Aris Mining Holdings Corp's (Aris Holdings) SEDAR+ profile at www.sedarplus.ca and in Aris Mining's filings with the SEC at www.sec.gov. Aris Holdings is a subsidiary of Aris Mining

About Aris Mining

Aris Mining is a gold producer in the Americas, currently operating two mines with expansions underway in Colombia. The Segovia Operations and the Marmato Upper Mine produced 226,000 ounces of gold in 2023. Aris Mining is targeting a production rate of 500,000 ounces of gold per year in the second half of 2026, following a ramp-up period after the Segovia mill expansion scheduled for completion in Q1 2025 and the Marmato Lower Mine’s first gold pour in late 2025. Aris Mining also operates the Soto Norte joint venture, where environmental licensing is advancing to develop a new underground gold, silver and copper mine. In Guyana, Aris Mining is advancing Toroparu, a gold/copper project. Aris Mining intends to pursue acquisitions and other growth opportunities to unlock value through scale and diversification.

Aris Mining promotes the formalization of traditional miners into contract mining partners as this process enables all miners to operate in a legal, safe and responsible manner that protects them and the environment.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

Aris Mining contacts:

Oliver Dachsel Senior Vice President, Capital Markets +1.917.847.0063 info@aris-mining.com	Kettina Cordero Vice President, Investor Relations +1.604.417.2574

Forward-Looking Information

This news release contains "forward-looking information" or forward-looking statements" within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, the issuance of 6,000,000 shares of Aris Mining on receipt of the environmental license, plans pertaining to PSN and the PFS and the details, benefits and timings thereof, the benefits of Aris Mining’s partnership model, target production in 2026, expected completion of the Segovia mill expansion and Marmato lower mine project and the Company’s plans and strategies are forward-looking. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", "will continue" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”. The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this news release.

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Forward looking information and forward looking statements, while based on management's best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled "Risk Factors" in Aris Mining's annual information form dated March 6, 2024 which is available on SEDAR+ at www.sedarplus.ca and in the Company’s filings with the SEC at www.sec.gov.

Although Aris Mining has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Mining disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Accordingly, readers should not place undue reliance on forward-looking statements and information.

3	TSX: ARIS | NYSE-A: ARMN | aris-mining.com